Pricing Supplement dated April 1, 2021 (To the Prospectus dated August 1, 2019, the Prospectus Supplement dated August 1, 2019, and the Prospectus Supplement Addendum dated February 18, 2021)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-232144

76,800,000 Synthetic Convertible Notes Linked to the Common Stock of Berkshire Hathaway Inc. due April 14, 2028 Global Medium-Term Notes, Series A

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Reference Asset:	The common stock of Berkshire Hathaway Inc. (the “Reference Asset”) (Bloomberg ticker symbol “BRK/B UN <Equity>”). The issuer of the Reference Asset is not involved in this offering and has no obligation with respect to the Notes.
Inception Date:	April 9, 2021
Issue Date:	April 16, 2021
Maturity Date:*	April 14, 2028 (subject to postponement under certain circumstances).
Valuation Date:*	April 7, 2028 (subject to postponement under certain circumstances).
Payment at Maturity:

If you hold the Notes to maturity, you will receive on the Maturity Date a cash payment per $1,000 principal amount Note that you hold in an amount equal to the greater of:

(1)           $1,000; and

(2)           the Alternative Redemption Amount.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Considerations” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Alternative Redemption Amount:

The Alternative Redemption Amount per $1,000 note will equal $1,000 multiplied by a ratio determined by dividing the Settlement Value on the Valuation Date by the Threshold Value, calculated as follows:

$1,000 x [Settlement Value / Threshold Value]

Settlement Value:	The Adjusted Volume-Weighted Average Price on the Valuation Date multiplied by the Multiplier in effect.
Initial Value:	$264.9998
Threshold Value:	$372.3247, which is 140.50% of the Initial Value.
Consent to U.K. Bail-in Power:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS–2 of this pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)	Price to Public	Agent’s Commission(2)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.00%	100.00%
Total	$76,800,000	$76,800,000	$0.00	$76,800,000

(1)	Our estimated value of the Notes on the Inception Date, based on our internal pricing models, is $984.37 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-3 of this pricing supplement.

(2)	Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

One or more of our affiliates may purchase up to 15% of the aggregate principal amount of the Notes and hold such Notes for investment for a period of at least 30 days. Accordingly, the total principal amount of the Notes may include a portion that was not purchased by investors on the Issue Date. Any unsold portion held by our affiliate(s) may affect the supply of Notes available for secondary trading and, therefore, could adversely affect the price of the Notes in the secondary market. Circumstances may occur in which our interest or those of our affiliates could be in conflict with your interests.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Adjusted Volume-Weighted	With respect to the Reference Asset on any Scheduled Trading Day, the product of:

Average Price:	▪	the Volume Weighted Average Price on such Scheduled Trading Day and
	▪	the Dividend Adjustment Factor on such Scheduled Trading Day.

Volume-Weighted Average Price:	The volume-weighted average price (“VWAP”) of the Reference Asset on the Valuation Date means such price as calculated by Bloomberg Professional® service and displayed on Bloomberg page “BRK/B UN <EQUITY> AQR”, or any successor page, in respect of the period from 9:30 a.m. to 4:00 p.m. New York City time on the Valuation Date; provided that if on the Valuation Date, Bloomberg does not calculate and report the VWAP on such day, the calculation agent shall calculate the VWAP on such day.
Dividend Adjustment Factor:	On the Inception Date, the Dividend Adjustment Factor shall be 1.00. Thereafter, on the ex-date of Regular Cash Dividends, the new Dividend Adjustment Factor shall equal the product of:
(i)	the prior Dividend Adjustment Factor, and

(ii)	the quotient of (a) the closing price of the Reference Asset on the Scheduled Trading Day immediately preceding the ex-date (the “Ex-Dividend Closing Market Price”) and (b) the Ex-Dividend Closing Market Price minus the difference between (x) Regular Cash Dividend minus (y) the Base Dividend.
On any Scheduled Trading Day that is not an ex-date of regular cash dividends, no adjustment will be made to the Dividend Adjustment Factor, provided that if no ex-date occurs in a calendar quarter, the last Scheduled Trading Day in such calendar quarter will be deemed an ex-date for that purpose.
Regular Cash Dividend:	The regular cash dividend per share of the Reference Asset paid by the Reference Asset Issuer.
Base Dividend:	From the Inception Date to, and including, the Valuation Date, $0.00 per calendar quarter.
Multiplier:	The multiplier will initially be 1.0, subject to adjustment under various circumstances as described in section entitled “Additional Terms of the Notes—Adjustments to the Terms of the Notes” in this pricing supplement.
Stock Settlement Option:

A Noteholder will have the option, subject to the conditions and limitations described herein, to receive shares of the Reference Asset (with fractional shares paid in cash) in lieu of cash at maturity. As more fully described under “Additional Terms of the Notes—Stock Settlement Option” in this pricing supplement, unless the Noteholder has made an effective election to exercise its stock settlement option, on the stated Maturity Date cash settlement shall apply. If a Noteholder has made an effective election to exercise its stock settlement option, Barclays Bank PLC will deliver to such Noteholder a number of shares of the Reference Asset equal to (1) the total cash value of payment due at maturity, as applicable, divided by (2) the VWAP of the Reference Asset on the Valuation Date.

For additional information, conditions and restrictions, please see “Additional Terms of the Notes—Stock Settlement Option” in this pricing supplement

Listing:	The notes will not be listed on any exchange.
Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof
Business Days:	New York and London
Business Day Convention:	Following; Unadjusted
Calculation Agent:	Barclays Bank PLC
CUSIP / ISIN	06747RAA3 /US06747RAA32
*	Subject to postponement, as described under “Additional Terms of the Notes” in this pricing supplement

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated August 1, 2019, as supplemented by the documents listed below, relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000119312519210880/d756086d424b3.htm

•	Prospectus Supplement dated August 1, 2019:

http://www.sec.gov/Archives/edgar/data/312070/000095010319010190/dp110493_424b2-prosupp.htm

•	Prospectus Supplement Addendum dated February 18, 2021:

http://www.sec.gov/Archives/edgar/data/312070/000095010321002483/dp146316_424b3.htm

Our SEC file number is 1–10257. As used in this pricing supplement, “we,” “us” or “our” refers to Barclays Bank PLC.

consent to u.k. bail-in power

Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes such shares, securities or obligations); (iii) the cancellation of the Notes and/or (iv) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Inception Date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Inception Date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is a result of several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees (including any structuring or other distribution related fees) to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Inception Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Inception Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Inception Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-8 of this pricing supplement.

Selected Purchase Considerations

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income

•	You anticipate that the Settlement Value on the Valuation Date will be greater than the Threshold Value

•	You understand and accept that you may not earn any positive return on your Notes

•	You are willing to accept the risks associated with an investment linked to the performance of the Reference Asset

•	You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity

•	You are willing to assume our credit risk for all payments on the Notes

•	You are willing to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

The Notes may not be a suitable investment for you if any of the following statements are true:

•	You seek an investment that produces periodic interest or coupon payments or other sources of current income or otherwise provides for a guaranteed positive return

•	You do not anticipate that the Settlement Value on the Valuation Date will be greater than the Threshold Value

•	You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Reference Asset

•	You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity

•	You are unwilling or unable to assume our credit risk for all payments on the Notes

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

ADDITIONAL TERMS OF THE NOTES

Market Disruption Events

The Valuation Date, the Maturity Date and the payment at maturity are subject to postponement in the event of a market disruption event. If a market disruption event occurs on the Valuation Date, the Valuation Date will be postponed until the next scheduled trading day on which no market disruption event occurs or is continuing; provided, however, if a market disruption event occurs or is continuing on each of the eight scheduled trading days following the originally scheduled Valuation Date, then (a) that eighth scheduled trading day shall be deemed to be the Valuation Date and (b) the Calculation Agent shall determine the VWAP of the Reference Asset for that eighth scheduled trading day based upon its good faith estimate of the VWAP on such day. For a description of what constitutes a market disruption event with respect to the Reference Asset, please see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

Adjustments to the Terms of the Notes

The Reference Asset and the Multiplier (which is initially 1.0) will be subject to adjustment in certain circumstances, as described under “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

Notwithstanding anything to the contrary in the accompanying prospectus supplement, if a Reorganization Event or Additional Adjustment Event (each as defined in the prospectus supplement) occurs that would otherwise obligate the Calculation Agent to accelerate the maturity of the Notes, the Calculation Agent calculation shall instead adjust any variable of the Notes in a commercially reasonable manner (including, without limitation, the methodology used to calculate the Alternative Redemption Amount) that the Calculation Agent determines appropriate to account for the Reorganization Event or Additional Adjustment Event, as applicable.

Stock Settlement Option

As described on the cover page of this pricing supplement, you may elect to exercise your stock settlement option on the Maturity Date. If you have elected to exercise your stock settlement option, on the Maturity Date, Barclays Bank PLC will deliver to you a number of shares of the Reference Asset equal to (1) the total cash value of payment due at maturity divided by (2) the VWAP of the Reference Asset on the Valuation Date.

If the calculation above results in a fractional share, Barclays Bank PLC will also pay cash to you in an amount equal to such fractional share amount times the VWAP of the Reference Asset on the Valuation Date.

Notwithstanding the foregoing, if Barclays Bank PLC determines that, due to an event beyond our control, it is impossible, impracticable (including if unduly burdensome) or illegal for us to deliver shares of the Reference Asset to you, we will pay in cash the amount payable on the Maturity Date as if you had not elected to exercise your stock settlement option.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table illustrates the hypothetical payment at maturity on the Notes under various circumstances. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The examples set forth below are purely hypothetical and are provided for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The examples in the following table do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Initial Value: $264.9998

▪	Threshold Value: 372.3247, which is 140.50% of the Initial Value set forth above

▪	The Dividend Adjustment Amount is zero with respect to each Scheduled Trading Day during the term of the Notes

▪	You have NOT elected to exercise your stock settlement option at maturity

Settlement Value on Valuation Date	Alternative Redemption Amount	Percentage Change from Initial Value to Settlement Value on Valuation Date	Payment at Maturity[1]	Total Return on the Notes	Return on a Direct Investment in the Reference Asset[2]
$503.4996	90.00%	$1,352.31	$1,352.31	35.23%	90.00%
$476.9996	80.00%	$1,281.14	$1,281.14	28.11%	80.00%
$450.4997	70.00%	$1,209.96	$1,209.96	20.99%	70.00%
$423.9997	60.00%	$1,138.79	$1,138.79	13.88%	60.00%
$397.4997	50.00%	$1,067.62	$1,067.62	6.76%	50.00%
$372.3247	40.50%	$1,000.00	$1,000.00	0.00%	40.50%
$370.9997	40.00%	$996.44	$1,000.00	0.00%	40.00%
$344.4997	30.00%	$925.27	$1,000.00	0.00%	30.00%
$317.9998	20.00%	$854.09	$1,000.00	0.00%	20.00%
$291.4998	10.00%	$782.92	$1,000.00	0.00%	10.00%
$278.2498	5.00%	$747.33	$1,000.00	0.00%	5.00%
$264.9998	0.00%	$711.74	$1,000.00	0.00%	0.00%
$238.4998	-10.00%	$640.57	$1,000.00	0.00%	-10.00%
$211.9998	-20.00%	$569.40	$1,000.00	0.00%	-20.00%
$185.4999	-30.00%	$498.22	$1,000.00	0.00%	-30.00%
$158.9999	-40.00%	$427.05	$1,000.00	0.00%	-40.00%
$132.4999	-50.00%	$355.87	$1,000.00	0.00%	-50.00%
$105.9999	-60.00%	$284.70	$1,000.00	0.00%	-60.00%
$79.4999	-70.00%	$213.52	$1,000.00	0.00%	-70.00%
$53.0000	-80.00%	$142.35	$1,000.00	0.00%	-80.00%
$26.5000	-90.00%	$71.17	$1,000.00	0.00%	-90.00%
$0.0000	-100.00%	$0.00	$1,000.00	0.00%	-100.00%

1 Per $1,000 principal amount Note.

2 The total returns on a direct investment in the Reference Asset represents the performance of the Reference Asset from the Initial Value to the Settlement Value, and assumes that an investor received Adjusted Dividends as set forth under “Expected Aggregate Adjusted Dividends” on the cover page of this pricing supplement. Because the Settlement Value on the Valuation Date will be based on the VWAP such date, rather than the closing price per share, the returns shown in this column may not represent the returns that would have been earned by an investor that purchased shares of the Reference Asset at the Initial Value and sold such shares at the closing price of the common stock on the Valuation Date.

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Settlement Value on the Valuation Date is $370.9997, which is greater than the Initial Value but less than the Threshold Value.

In this case, the Alternative Redemption Amount is calculated as (a) $1,000 times (b) $370.9997/$372.3247 or $996.4413.

Because the Alternative Redemption Amount is less than $1,000, the investor receives a payment at maturity $1,000 per $1,000 principal amount Note that they hold.

If you were to elect your stock settlement option, you would receive on the Maturity Date a number of shares of the Reference Asset equal to (1) the total cash value of payment due at maturity on the principal amount of Notes that you own, divided by (2) the VWAP of the Reference Asset on the Valuation Date.

Accordingly, if you held one $1,000 principal amount Note, you would receive on the Maturity Date 2 shares of the Reference Asset and $258.0006 in cash. To the extent that you hold more than one note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held $76,800,000 principal amount of the Notes, you would receive on the Maturity Date in total 207,008 shares of the Reference Asset plus $94.1024 in cash.

Example 2: The Settlement Value on the Final Valuation Date is $211.9998, which is less than the Initial Value and, accordingly, less than the Threshold Value.

In this case, the Alternative Redemption Amount is calculated as (a) $1,000 times (b) $211.9998 / $372.3247 or $569.3949.

Because the Alternative Redemption Amount is less than $1,000, the investor receives a payment at maturity $1,000 per $1,000 principal amount Note that they hold.

If you were to elect your stock settlement option, you would receive on the Maturity Date a number of shares of the Reference Asset equal to (1) the total cash value of payment due at maturity on the principal amount of Notes that you own, divided by (2) the VWAP of the Reference Asset on the Final Valuation Date.

Accordingly, if you held one $1,000 principal amount Note, you would receive on the Maturity Date 4 shares of the Reference Asset and $152.0008 in cash. To the extent that you hold more than one note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held $76,800,000 principal amount of the Notes, you would receive on the Maturity Date in total 362,264 shares of the Reference Asset plus $104.4528 in cash.

Example 3: The Settlement Value on the Final Valuation Date is $423.9997, which is greater than the Threshold Value.

In this case, the Alternative Redemption Amount is calculated as (a) $1,000 times (b) $423.9997 /$372.3247, or $1,138.7901.

Because the Alternative Redemption Amount is greater than $1,000, the investor receives a payment at maturity equal to the Alternative Redemption Amount, or $1,138.7901 per $1,000 principal amount Note that they hold.

If you were to elect your stock settlement option, you would receive on the Maturity Date a number of shares of the Reference Asset equal to (1) the total cash value of payment due at maturity on the principal amount of Notes that you own, divided by (2) the VWAP of the Reference Asset on the Final Valuation Date.

Accordingly, if you held one $1,000 principal amount Note, you would receive on the Maturity Date 2 shares of the Reference Asset and $290.7907 in cash. To the extent that you hold more than one note, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per note, basis. For example, if you held $76,800,000 principal amount of the Notes, you would receive on the Maturity Date in total 206,271 shares of the Reference Asset plus $241.2029 in cash.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset or its components, if any. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Notes Generally

•	You Will Not Receive any Payments on the Notes Other than the Payment at Maturity—You will not receive any interest or coupon payments on the Notes or any other payments other than the payment at maturity. If the Settlement Value on the Valuation Date is equal to or less than the Threshold Value, your payment at maturity will be limited to the principal amount of your Notes and you will not earn any positive return. The return at maturity of the principal amount of your Notes plus any amount in excess thereof may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•	The Payment that You Receive on the Maturity Date will Only Reflect Any Appreciation of the Reference Asset to the Extent that the Settlement Value on the Valuation Date Exceeds the Threshold Value—Unless the Settlement Value on the Valuation Date exceeds the Threshold Value, you will not earn any positive return on your Notes. If the Settlement Value on the Valuation Date is not greater than the Threshold Value, your payment per $1,000 principal amount Note on the Maturity Date will be limited to $1,000. Accordingly, you may not receive any payments in excess of the principal amount of your Notes, even if the price of the Reference Asset appreciates from the Initial Value to the Settlement Value on the Valuation Date.

•	The Payment at Maturity is not Based on the Value of the Reference Asset any Time Other than the Settlement Value on the Valuation Date—The Settlement Value will be based solely on the Adjusted Volume Weighted Average Price of the Reference Asset on the Valuation Date. Accordingly, if the price of the Adjusted Volume Weighted Average Price of the Reference Asset drops on the Valuation Date, the payment at maturity on the Notes may be significantly less than it would have been had it been linked to the price of such Reference Asset at a time prior to such drop.

•	Your Ability to Exercise the Stock Settlement Option May Be Limited—The Notes contain a stock settlement option, which allow you to elect to receive shares of the Reference Asset (with fractional shares paid in cash) in lieu of cash at maturity. Notwithstanding this option, however, if Barclays Bank PLC determines that, due to an event beyond our control, it is impossible, impracticable (including if unduly burdensome) or illegal for us to deliver shares of the Reference Asset to you, we will pay in cash the amount payable on the Maturity Date as if you had not elected to exercise your stock settlement option. In this circumstance, the amount paid in cash on the Maturity Date may be less than the value of the shares of the Reference Asset that would have been delivered under the stock settlement option.

•	Tax Treatment—As discussed further below under “Tax Considerations” and in the accompanying prospectus supplement, if you are a U.S. individual or taxable entity, you should be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.

•	No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset would have.

Risks Relating to the Issuer

•	Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding any other agreements, arrangements or understandings between

Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a Default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Risks Relating to the Reference Asset

•	Single Equity Risk—The price of the Reference Asset can rise or fall sharply due to factors specific to the relevant Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Asset. We have not undertaken any independent review or due diligence of the Reference Asset issuer’s SEC filings or of any other publicly available information regarding such issuer.

•	Historical Performance of the Reference Asset Should Not Be Taken as Any Indication of the Future Performance of the Reference Asset Over the Term of the Notes—The price of the Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. The historical performance of the Reference Asset is not an indication of the future performance of the Reference Asset over the term of the Notes. Therefore, the performance of the Reference Asset over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Asset.

•	You will not Participate in the Full Appreciation of the Reference Asset — Even if the Settlement Value for each Valuation Date is greater than the Threshold Value, the payment on the Notes at maturity will reflect only appreciation of the Reference Asset on that Valuation Date in excess of the Threshold Value. For example, assuming a Threshold Value of 140.50% of the Initial Value and an Issue Price of $1,000.00, if the applicable Settlement Value on the Valuation Date is equal to 160% of the Initial Value, the payment on the Notes would be only $1,138.79 per $1,000 principal amount Note, for a return of 13.88%, even though the Reference Asset appreciated by 60.00% from the Initial Value. In contrast, a direct investment in the Reference Asset would allow you to receive the benefit of any appreciation in its value. Thus, any return on the Notes will not reflect the return you would realize if you actually owned shares of the Reference Asset and received the dividends paid or distributions made on them.

Risks Relating to Conflicts of Interests

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

We and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Reference Asset. In any such market making, trading and hedging activity, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Reference Asset and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make certain discretionary judgments relating to the Reference Asset and the Notes. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

Risks Relating to the Estimated Value of the Notes and the Secondary Market

▪	The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Inception Date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

▪	The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Inception Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above might be lower if such estimated value was based on the levels at which our benchmark debt securities trade in the secondary market.

▪	The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Inception Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

▪	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and May be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

▪	The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Inception Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Inception Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

▪	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

▪	Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o	the market price of, dividend rate on and expected volatility of the Reference Asset;

o	the time to maturity of the Notes;

o	interest and yield rates in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events;

o	supply and demand for the Notes; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

INFORMATION REGARDING THE REFERENCE ASSET

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by the company issuing the Reference Asset can be located by reference to the respective SEC file number specified below.

The summary information below regarding the Reference Asset comes from the company’s SEC filings. You are urged to refer to the SEC filings made by the company and to other publicly available information (such as the company’s annual report) to obtain an understanding of the company’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular company. We have not undertaken any independent review or due diligence of the SEC filings of the issuer of the Reference Asset or of any other publicly available information regarding such issuer.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement. We have not undertaken any independent review or due diligence of the SEC filings of the Reference Asset or any other publicly available information regarding the Reference Asset.

We obtained the historical trading price information with respect to the Reference Asset set forth below from Bloomberg Professional® service. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Professional® service.

Berkshire Hathaway Inc.

According to publicly available information, Berkshire Hathaway Inc. is a holding company owning subsidiaries in a variety of business sectors. Berkshire Hathaway Inc.’s principal operations is an insurance business conducted nationwide on a primary basis and worldwide on a reinsurance basis.

Information filed by Berkshire Hathaway Inc. with the SEC under the Exchange Act can be located by reference to its SEC file number: 001–14905, or its CIK Code: 0001067983. The common stock of Berkshire Hathaway Inc. is listed on the New York Stock Exchange under the ticker symbol “BKRb”.

Historical Performance of the Common Stock of Berkshire Hathaway Inc.

The graph below sets forth the historical performance of the Berkshire Hathaway Inc. based on the daily Closing Value from January 4, 2016 through April 9, 2021. We obtained the Closing Values shown in the graph below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

Historical Performance of the Common Stock of Berkshire Hathaway Inc.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

TAX CONSIDERATIONS

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The discussion below applies to you only with respect to Notes you purchase at their issuance on the Issue Date; if you are a secondary purchaser of the Notes, the tax consequences of owning and disposing of Notes you purchase subsequently may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct. The tax consequences of the ownership and disposition of the Reference Asset are not discussed.

The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith. Assuming the treatment described above is correct, in the opinion of our special tax counsel, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, even though we will not be required to make any payment with respect to the Notes prior to maturity. Upon a sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange (including the value of any Reference Asset received) and your adjusted tax basis in the Notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

Your basis in any Reference Asset you receive will equal its fair market value on the day you receive it, and your holding period in that Reference Asset will begin on the day after receipt.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

After the Issue Date, you may obtain the comparable yield and the projected payment schedule by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-7198. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual Payment at Maturity that we will pay on the Notes.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the excess (if any) of the Payment at Maturity over the face amount of the Notes, although the Internal Revenue Service (the “IRS”) could challenge this position. The U.S. federal income tax treatment of the any amounts attributable to the Dividend Adjustment Factor is uncertain. We expect to treat the payment of any amounts attributable to the Dividend Adjustment Factor as exempt from U.S. federal income tax (including withholding tax), provided that such amount is not effectively connected with your conduct of a trade or business in the United States. We believe this treatment is reasonable, but the IRS, other withholding agents or a court may disagree and treat any such payment (and any sales proceeds attributable to the Dividend Adjustment Factor) as subject to U.S. federal withholding at a rate of 30% unless you provide a properly completed Form W-8 appropriate to your circumstances claiming eligibility for a reduction of or an exemption from withholding.

Notwithstanding the above, if we determine that there is a material risk that we are required to withhold on any payments on the Notes, we may withhold on these payments at a 30% rate unless you submit a properly completed IRS Form W-8 appropriate to your circumstances that reduces or eliminates withholding.

Non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2023 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, our special tax counsel is of the opinion that these regulations should not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The Agent commits to take and pay for all of the Notes, if any are taken.

Prohibition of sales to UK retail investors

The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the United Kingdom (“UK”). For these purposes, a UK retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 (as amended, the “EUWA”); or (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the EUWA (as amended, the “UK Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (as amended, the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

Prohibition of sales to EEA retail investors

The Notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, an EEA retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended the “EU Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to Retail Investors in the European Economic Area has been prepared and therefore offering or selling such Notes or otherwise making them available to any retail investor in the European Economic Area may be unlawful under the EU PRIIPs Regulation.

The preceding discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special United States products counsel to Barclays Bank PLC, when the Notes offered by this pricing supplement have been executed and issued by Barclays Bank PLC and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Barclays Bank PLC, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith) and possible judicial or regulatory actions giving effect to governmental actions or foreign laws affecting creditors’ rights, provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by English law, Davis Polk & Wardwell LLP has relied, with Barclays Bank PLC’s permission, on the opinion of Davis Polk & Wardwell London LLP, dated as of August 20, 2018, filed as an exhibit to a report on Form 6-K by Barclays Bank PLC on August 20, 2018, and this opinion is subject to the same assumptions, qualifications and limitations as set forth in such opinion of Davis Polk & Wardwell London LLP. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and its authentication of the Notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of Davis Polk & Wardwell LLP, dated August 20, 2018, which has been filed as an exhibit to the report on Form 6-K referred to above.